SCHEDULE 13G






                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549




                            SCHEDULE 13G



            Under the Securities Exchange Act of 1934

                       (Amendment No. __)


                     A.H. BELO CORPORATION
                          (Name of Issuer)





                      Series A Common Stock, par value $1.67 per share
                    (Title of class of securities)




                              080555105
                            (CUSIP number)






               (A fee is not being paid with this statement)












                              CUSIP NO. 080555105




                                 SCHEDULE 13G


1) Name of reporting person. Phoenix Investment Management Company, LP
   05-0438516


2) Check the appropriate box if a member of a group (see instructions)

   (a)
   (b)


3) SEC Use Only.............................................................


4) Citizenship or place of organization. Rhode Island, USA


Number of      (5) Sole voting power  0
shares bene-
ficially       (6) Shared voting power 0
owned by
each report-   (7) Sole dispositive power 0
ing person
with           (8) Shared dispositive power 5320168


9) Aggregate amount beneficially owned by each reporting person 5320168


10) Check if the aggregate amount in row (9) excludes certain shares (see instructions)










                              CUSIP NO. 080555105







                                  SCHEDULE 13G



11) Percent of class represented by amount in row 9.     5.35%



12) Type of reporting person (see instructions)          IA



Item 1(a) Name of issuer

          A.H. Belo Corporation


Item 1(b) Address of issuer's principal executive offices

          400 South Record Street, Dallas, Texas 75202

Item 2(a) Name of person filing

          Phoenix Investment Management Company, LP


Item 2(b) Address of prinicipal business office

          One Citizens Plaza, Providence, Rhode Island, 02903


Item 2(c) Citizenship

          Rhode Island, USA










                              CUSIP NO. 080555105





                                 SCHEDULE 13G


Item 2(d) Title of Class of Securities

          Series A Common Stock, Par Value $1.67 per share ("Common Stock").



Item 2(e) CUSIP Number

          080555105


Item 3. Investment Advisor registered under section 203 of the Invesment Advisers Act of 1940


Item 4. Ownership

        a) Amount beneficially owned 5320168

        b) Percent of class   5.35%

        c) number of shares of Preferred stock as to which the company has:

        (i) sole power to vote or to direct the vote  0

        (ii) shared power to vote or to direct the vote 0

        (iii) sole power to dispose or to direct the disposition of 0

        (iv) shared power to dispose or to direct the disposition of 5320168






                              CUSIP NO. 080555105





                                 SCHEDULE 13G




Item 5. Ownership of five percent or less of a class

        Not applicable



Item 6. Ownership of more than five percent on behalf of another person

        Not applicable



Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company

        Not applicable



Item 8. Identification and classification of members of the group

        Not applicable



Item 9. Notice of dissolution of group

        Not applicable



Item 10. Certification

         Not applicable








                               CUSIP NO. 080555105



                                 SCHEDULE 13G




   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







Date:  February 8, 2000          /s/ Gerald J. Fogarty, Jr.
                                       Gerald J. Fogarty, Jr., Partner